June 30, 2010

VIA EDGAR TRANSMISSION

Karen J. Garnett

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3010

100 F Street, NE

Washington, DC 20549-3010

Re:	Nevada Property 1 LLC
Revised Registration Statement on Form 10
Filed on May 25, 2010
File No. 000-53938

Dear Ms. Garnett:

In response to your request in the letter dated June 24, 2010 relating to the above-referenced filing on Form 10, Nevada
Property 1 LLC (the “Company”) hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NEVADA PROPERTY 1 LLC

By:	/s/ Anthony J. Pearl

Title: General Counsel

cc:	Stacie D. Gorman, Securities and Exchange Commission
David J. Goldschmidt Esq., Skadden, Arps, Slate, Meagher & Flom LLP